UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 10, 2007

MORRIS PUBLISHING GROUP, LLC

(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**58-1445060**
(Commission File Number)	**(IRS Employer Identification No.)**
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	**(Zip Code)**

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   **Results of Operations and Financial Condition.**

On May 10, 2007, Morris Publishing Group, LLC issued a press release announcing its financial results for the three months ended March 31, 2007. A copy of Morris Publishing's press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.   **Financial Statements and Exhibits.**

(d) Exhibits:

Exhibit No.Description

99.1   Press Release of Morris Publishing Group, LLC, dated May 10, 2007, reporting Morris Publishing Group's financial results for the three months ended March 31, 2007. (Incorporated by reference).


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:**May 10, 2007**   **MORRIS PUBLISHING GROUP, LLC**

By: /s/ Steve K. Stone

Steve K. Stone
Senior Vice President and Chief Financial Officer



Exhibit 99.1

Morris Publishing Group, LLC
P.O. BOX 936 • AUGUSTA, GA 30903-0936
www.morris.com

MORRIS PUBLISHING ANNOUNCES
2007 FIRST-QUARTER RESULTS

AUGUSTA, Ga. (May 10, 2007)— Morris Publishing Group, LLC today reported first-quarter operating income of $10.7 million, down $7.1 million, or 39.9%, from $17.8 million for the same period in 2006. Net income for the quarter was $0.8 million, down $4.5 million from $5.3 million in the prior year.

Total operating revenue for the first quarter was $107.7 million, down $6.2 million, or 5.5%, from $113.9 million in the same quarter 2006, with total advertising revenue of $86.8 million, down 6.1%, and circulation revenue of $16.8 million, down 4.1%. National advertising revenue was up 1.4%; however, retail and classified advertising revenue were down 3.4% and 10.1%, respectively.

For the first quarter, total operating expense was $97.0 million, up $0.9 million, or 0.9%. Total labor and employee benefit costs were up $1.0 million, or 2.2%, newsprint ink and supplements costs were down $1.8 million, or 12.3%, and other operating costs, excluding depreciation and amortization, were up $1.7 million, or 5.3%. Depreciation and amortization expense was up slightly from last year.

Commenting on the first-quarter results, William S. Morris IV, Morris Publishing Group’s chief executive officer and president, said, “Our industry is enduring one of the toughest advertising environments it has experienced in many years. For Morris, in particular, our results were negatively impacted by the $4.4 million, or 15.0%, decline in print advertising revenue in Jacksonville, our largest newspaper market.

”We have implemented an aggressive strategy to further align our operating expenses with the existing revenue environment and are actively pursuing innovative new products to meet the rapidly changing needs of our consumers and advertisers.

“We have begun the rollout of *Yahoo! HotJobs* at several our daily newspapers and through our participation in the newspaper consortium we are also working on the next phase further expanding our partnership with *Yahoo!* to create many other new initiatives.”

Morris Publishing Group, LLC is a wholly owned subsidiary of Morris Communications Company, LLC, a privately held media company based in Augusta, Ga. Morris Publishing owns and operates 27 daily newspapers as well as nondaily newspapers, city magazines, and other free community publications in the Southeast, Midwest, Southwest and Alaska. For more information, visit our Web site, morris.com.

A conference call will be held Thursday, May 10, 2007, at 10:00 a.m. Eastern Time. In order to participate, please call 1-888-928-9177 ten (10) minutes prior to the scheduled start. The pass code and leader's name listed below will be required to join the conference call:

LEADER: **MR. STEVE STONE**
PASS CODE: **MORRIS PUBLI**

To access the Audio Replay of this call, all parties can:

> 1. Go to the URL: **https://e-meetings.mci.com**
> 2. Choose Audio Streaming under Join Events
> 3. Enter the conference number and pass code.

PASS CODE: **MORRIS PUBLI**
CONFERENCE   **3739683**
NUMBER:

Replays of the conference call are available for 30 days after the live event at the URL link.

For further information, please contact:
Craig S. Mitchell
Senior Vice President of Finance
Morris Communications Company, LLC
706-823-3236

First-quarter results follow:

Morris Publishing Group, LLC

Unaudited condensed consolidated statements of income

(Dollars in thousands)	Three months ended March 31, 2007	2006
NET OPERATING REVENUES:		
Advertising	$ 86,770	$ 92,373
Circulation	16,825	17,544
Other	4,097	4,009
Total net operating revenue	107,692	113,926
OPERATING EXPENSES:		
Labor and employee benefits	45,002	44,032
Newsprint, ink and supplements	12,955	14,764
Other operating costs (excluding depreciation and amortization)	33,696	32,008
Depreciation and amortization expense	5,322	5,281
Total operating expenses	96,975	96,085
Operating income	10,717	17,841
OTHER EXPENSES (INCOME):		
Interest expense, including amortization of debt issuance costs	9,319	9,000
Interest income	(3)	(67)
Other, net	(44)	(11)
Total other expense, net	9,272	8,922
INCOME BEFORE INCOME TAXES	1,445	8,919
PROVISION FOR INCOME TAXES	657	3,582
NET INCOME	$ 788	$ 5,337

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